SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of December 2005

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       |X|   Form 20-F               |_|   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

       |_|   Yes                     |X|   No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated December 18, 2005.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ELBIT SYSTEMS LTD.
                                           (Registrant)


                                           By: /s/ Ilan Pacholder
                                               ---------------------------------
                                           Name:  Ilan Pacholder
                                           Title: Corporate Secretary

Dated:  December 20, 2005

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NO.    DESCRIPTION
-----------    -----------

    1.         Press release dated December 18, 2005.

                                    EXHIBIT 1

                                                    [LOGO OF ELBIT SYSTEMS LTD.]


                      ELBIT SYSTEMS WILL SUPPLY THE KOREAN
                       AIR FORCE EO/IR LONG RANGE OBLIQUE
                           IMAGERY SYSTEMS VALUED AT
                               APPROXIMATELY $50M

Haifa, Israel, Dec. 18 , 2005 - Elbit Systems Ltd. (NASDAQ:ESLT) reported today that its subsidiary, Elbit Systems Electro-Optics Elop Ltd. ("ELOP") has been selected by the Korean Air Force to supply Real Time EO/IR Long Range Oblique Imagery Systems for the ROKAF's F-16 Aircraft. The signed contract, valued at approximately US$50M, is expected to become effective shortly, upon approval by the Korean Ministry of Defense. The contract will be performed over a multi-year period.

The selection of ELOP's EO/IR systems follows a competition in which ELOP was selected after demonstrating its system's performance during flight and meeting the requirements to the full satisfaction of the Korean Air Force.

ELOP's General Manager, Haim Rousso, said: "We are proud to be selected for such an important and prestigious program that reinforces our strong relations with the Korean Ministry of Defense. This selection establishes our position as a leader in the area of oblique photography in particular, and in Imagery Intelligence Systems in general, and it is testimony to our customers' trust in the operational maturity and technological quality of our systems."

ELOP is a wholly owned subsidiary of Elbit Systems. It is one of the world's leading companies in electro-optics systems and ISR (Intelligence, Surveillance and Reconnaissance) systems, with advanced research and development capabilities covering the spectrum from the R&D stage, through production, to integration of complex systems.

ELOP's many projects are being used by the world's leading armed forces, including the Israel Defense Forces, and ELOP's customers include leading defense companies, such as Lockheed Martin, Boeing, Northrop Grumman, Thales and others.

Last week it was announced that ELOP, together with its main subcontractor, Thales UK Land and Joint Systems in Taunton, has been chosen to supply ELOP's CoMPASS - advanced observation system - for the UK Watchkeeper UAV program.

ABOUT ELBIT SYSTEMS

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

CONTACTS
--------

COMPANY CONTACT                                           IR CONTACTS
Ilan Pacholder, Corporate Secretary and VP                EhudHelft/Kenny Green
   Finance & Capital Markets
  ELBIT SYSTEMS LTD.                                      GK INTERNATIONAL
Tel:  972-4  831-6632                                     Tel: 1-866-704-6710
Fax: 972-4  831- 6659                                     Fax: 972-3-607-4711
pacholder@elbit.co.il                                     ehud@gk-biz.com
                                                          kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.